

To the shareholders of Equinor ASA

NOTICE OF ANNUAL GENERAL MEETING

12 MAY 2026 AT 15:00 CEST

Equinor Business Center, Forusbeen 50, 4035 Stavanger

Lumi AGM for digital participation

AGENDA

1. **Opening of the annual general meeting by the chair of the corporate assembly (no voting)**

2. **Registration of represented shareholders and proxies (no voting)**

3. **Election of chair for the meeting**
   The board of directors proposes that the general meeting elects the chair of the corporate assembly, Nils Morten Huseby, as chair of the meeting.

4. **Approval of the notice and the agenda**

5. **Election of two persons to co-sign the minutes together with the chair of the meeting**

6. **Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2025, including the board of directors' proposal for distribution of fourth quarter 2025 dividend**
   The board of directors proposes a fourth quarter 2025 dividend of US dollar (USD) 0.39 per share. The fourth quarter 2025 dividend accrues to the shareholders as registered in Equinor's shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 15 May 2026. Subject to ordinary settlement in VPS, this implies that the right to dividends accrues to shareholders as of 12 May 2026. The shares will be traded ex-dividend on the Oslo Stock Exchange (Oslo Børs) from and including 13 May 2026. For US ADR (American Depository Receipts) holders, dividend accrues to the ADR-holders as of 12 May 2026, and the ex-dividend date will be from and including 15 May 2026.

   Shareholders whose shares trade on the Oslo Stock Exchange will receive their dividend in Norwegian kroner (NOK). The NOK-dividend will be communicated on 21 May 2026. The expected payment date for the dividend is 27 May 2026.

   Proposed resolution:
   "The annual accounts and the annual report for 2025 for Equinor ASA and the Equinor group are approved, including group contributions from Equinor ASA to subsidiaries as described in the annual accounts. A fourth quarter 2025 dividend of USD 0.39 per share is approved to be distributed."

7. **Authorisation to the board of directors to distribute dividend based on approved annual accounts for 2025**

The board of directors proposes that the general meeting provides an authorisation to the board of directors to approve quarterly dividends for second and third quarter 2026 and first quarter 2027 cf. the Norwegian Public Limited Liability Companies Act Section 8-2 second paragraph. Such dividends will be formally based on the company's approved annual accounts for 2025. Equinor ASA will announce dividends in connection with the respective quarterly results. Payment of the quarterly dividend is expected to take place approximately four months after the announcement of the quarterly results.

Proposed resolution:
"The general meeting of Equinor ASA hereby authorises the board of directors to resolve the payments of dividend based on the company's approved annual accounts for 2025, cf. the Norwegian Public Limited Liability Companies Act Section 8-2, second paragraph.

The board of directors shall, when using the authorisation, make its decision in accordance with the company's approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity, cf. Section 8-1 fourth paragraph cf. Section 3-4 of the Norwegian Public Limited Liability Companies Act.

The authorisation is valid until the next annual general meeting, but no later than 30 June 2027."

8. **Proposal from shareholders that Equinor shall disclose a strategy for creating shareholder value under scenarios of declining demand for oil and gas**

Shareholders Follow This, West Yorkshire Pension Fund, Mercy Investment Services and Ofi Invest Asset Management have proposed the following resolution:

"Shareholders request that Equinor ('the Company') publish a report disclosing the Company's strategy for creating shareholder value under scenarios of declining demand for oil and gas, including the International Energy Agency Stated Policies Scenario and Announced Pledges Scenario.
For each scenario, the report should include at least the following elements:
▪ Capital expenditure on greenfield and brownfield for oil, gas, and other energy sources
▪ Production and sales for oil, gas, and other energy sources
▪ Free cash flow projections
The report should cover at least the next ten years and may omit information that is commercially sensitive."

The shareholders' supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

9. **Proposal from shareholder that Equinor shall report to shareholders on the financial and geopolitical risks associated with the company's activities in the Barents Sea**
Shareholder WWF has proposed the following resolution:

"The shareholders request that Equinor present a clear and comprehensive assessment of the risks associated with continued exploration and expansion in the Barents Sea, including:
- *The financial risk related to the development of the Wisting field, a potential new gas pipeline between the Barents Sea and the Norwegian Sea, as well as new exploration activities in areas without existing infrastructure. The assessment shall include expected returns and whether the projects are expected to have a break-even price below USD 35 per barrel.*
- *The geopolitical risk associated with Equinor's activities in the Barents Sea, including the risk of sabotage to oil and gas infrastructure and exploration activities near international and Russian waters."*

The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

10. **Proposal from shareholder that Equinor shall set goals and implement measures that support a safe future**
Shareholder Föreningen Greenpeace Norden has proposed the following resolution:

"The shareholders request that Equinor set goals and implement measures that support a safe future. This requires that the company set targets to achieve absolute reductions in greenhouse gas emissions, in the short and long term, in line with the 1.5°C goal in the Paris Agreement.
The targets should include the entire value chain (scope 1, 2 and 3), and be consistent with the company's strategy, investment decisions and capital allocation.
The company shall annually report to the shareholders on progress and target achievement, including how the project portfolio and new investments are aligned with the targets."

The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

11. **Proposal from shareholder that Equinor shall split into one company for oil and gas and one for renewable energy**
Shareholder Knut Jonas Espedal has proposed the following resolution:

"Equinor shall be split into one company for oil and gas and one for renewable energy. The general meeting asks Equinor's board of directors to prepare a plan for such a split for the 2027 general meeting."

The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

12. **Proposal from shareholder that Equinor shall invest in upgrades of Ukraine's energy system**
Shareholder Guttorm Grundt has proposed the following resolution:

"Equinor shall invest the equivalent of NOK 10 billion leading up to 2030 in securing and upgrading Ukraine's energy system and infrastructure in collaboration with Ukrainian energy companies. The investments should primarily target renewable energy."

The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

13. **Proposal from shareholders that Equinor shall divest its international fossil business**
Shareholders Gro Nylander and Even Bakke have proposed the following resolution:

"Equinor should divest its international fossil business and release capital for green investments."

The shareholders' supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

14. **Proposal from shareholder that Equinor shall bolster and execute its Energy Plan for a green transition and familiarise itself with the health impacts of climate change**
Shareholder Gro Nylander has proposed the following resolution:

"1. Equinor's general meeting asks the company to bolster and execute its Energy Plan for a Green Transition and bring it in line with the advice from, e.g., the Norwegian Government's Climate Plan, the Paris Agreement, UN, IEA, WHO, for 2021–2030, the World Medical Association and various climate summits.
2. Equinor's general meeting asks the company to familiarise itself with the health impacts of climate change in order to conduct its O&G activities with the least possible harm to the climate, while O&G is phased out."

The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

15. **The board of directors' report on Corporate Governance**
Pursuant to Section 5-6 fifth paragraph of the Norwegian Public Limited Liability Companies Act, the annual general meeting shall review and evaluate the board's report on Corporate Governance which has been prepared in accordance with Section 2-9 of the Norwegian Accounting Act. The board statement on Corporate Governance is presented as a separate report and available at www.equinor.com/agm.

The board of directors recommends that the general meeting by an advisory vote endorses the board of directors' report on Corporate Governance.

Proposed resolution:
"The general meeting endorses the board of directors' report on Corporate Governance for 2025."

16. **The board of directors' report for salary and other remuneration for leading personnel**
In accordance with Section 6-16b of the Norwegian Public Limited Liability Companies Act, the board of directors shall prepare a remuneration report for leading personnel. The remuneration report is presented as a separate report and available at www.equinor.com/agm. The total remuneration figures are also included in note 4 in Equinor ASA's financial statements.

    In accordance with Section 5-6 fourth paragraph of the Norwegian Public Limited Liability Companies Act with reference to Section 6-16b second paragraph, an advisory vote shall be held for the board of directors' remuneration report for salary and other remuneration to leading personnel.

    The board of directors recommends that the general meeting by an advisory vote endorses the board of directors' remuneration report.

    Proposed resolution:
    "The general meeting endorses the board of directors' 2025 Remuneration report."

17. **Approval of remuneration for the company's external auditor for 2025**

    Proposed resolution:
    "Remuneration to the auditor for 2025 of NOK 53,876,577 for Equinor ASA is approved."

18. **Election of members to the corporate assembly**
The nomination committee proposes that the general meeting adopt the following resolution regarding election of members to the corporate assembly:

    "The following persons are elected as members of Equinor ASA's corporate assembly effective as of 13 May 2026 and until the annual general meeting in 2028:

    1. Nils Morten Huseby (nominated as chair for the corporate assembly's election) (re-election)
    2. Finn Kinserdal (nominated as deputy chair for the corporate assembly's election) (previous member)
    3. Kari Skeidsvoll Moe (re-election)
    4. Kjerstin Fyllingen (re-election)
    5. Kjerstin Rasmussen Braathen (re-election)
    6. Mari Rege (re-election)
    7. Trond Straume (re-election)
    8. Martin Wien Fjell (re-election)
    9. Liv B. Ulriksen (re-election)
    10. Berit L. Henriksen (re-election)
    11. Per Axel Koch (previous deputy member)
    12. Kari Ekelund Thørud (new election)

    The following persons are elected as deputy members of Equinor ASA's corporate assembly effective as of 13 May 2026 and until the annual general meeting in 2028:

    1st deputy member: Cathrine Kristiseter Marti (re-election)
    2nd deputy member: Bjørn Tore Markussen (re-election)
    3rd deputy member: Elisabeth Maråk Støle (re-election)
    4th deputy member: Ingrid Due-Gundersen (new election)"

    For further information please see recommendation from the nomination committee at www.equinor.com/agm.

19. Determination of remuneration for the corporate assembly members

The nomination committee proposes that the general meeting adopt the following resolution regarding changes to the remuneration to the corporate assembly:

"The remuneration to the corporate assembly is adjusted effective from 13 May 2026 as follows:

	From		*To*	
Chair	*NOK*	*160,000/annually*	*NOK*	*167,200/annually*
Deputy chair	*NOK*	*84,300/annually*	*NOK*	*88,100/annually*
Members	*NOK*	*59,200/annually*	*NOK*	*61,900/annually*
Deputy members	*NOK*	*8,530/meeting*	*NOK*	*8,900/meeting"*

20. Election of members to the nomination committee

The nomination committee proposes that the general meeting adopt the following resolution regarding election of members to the nomination committee:

"The following persons are elected as members of Equinor ASA's nomination committee effective as of 13 May 2026 and until the annual general meeting in 2028:

1. Nils Morten Huseby, chair (re-election)
2. Berit L. Henriksen (re-election)
3. Karl C. W. Mathisen (re-election)
4. Jan Tore Føsund (re-election)"

For further information please see recommendation from the nomination committee at www.equinor.com/agm.

21. Determination of remuneration for the nomination committee members

The nomination committee proposes that the general meeting adopt the following resolution regarding changes to the remuneration to the nomination committee:

"The remuneration to the nomination committee is adjusted effective from 13 May 2026 as follows:

	From		*To*	
Chair	*NOK*	*15,900/meeting*	*NOK*	*16,620/meeting*
Members	*NOK*	*11,800/meeting*	*NOK*	*12,330/meeting"*

22. Authorisation to acquire Equinor shares in the market to continue operation of the company's share-based incentive plans

Since 2004, the company has offered a share saving plan for employees in the group. The purpose of this plan is to augment good business culture and encourage loyalty through employees becoming part-owners of the company. The long-term incentive plan was implemented in 2007 with the purpose of strengthening the alignment of top management and shareholders' long-term interests and sustainability of the company, and to retain key executives. At the annual general meeting in 2025 it was decided to authorise the board of directors to acquire shares in the market. This authorisation is valid until 30 June 2026. It is proposed that the annual general meeting gives the board of directors a new authorisation to acquire shares in the market, to continue the company's share-based incentive plans. The new authorisation shall replace the authorisation granted on 14 May 2025 from the time of registration in the Register of Business Enterprises.

Proposed resolution:

"The board of directors is authorised on behalf of the company to acquire Equinor shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 38,000,000.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Equinor group as part of the group's share-based incentive plans, including the long-term incentive plan, as approved by the board of directors.

The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

The authorisation is valid until 30 June 2027. This authorisation replaces, from the time of registration in the Register of Business Enterprises, the previous authorisation to acquire own shares for the company's share-based incentive plans for employees granted by the annual general meeting on 14 May 2025."

23. **Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State**
The annual general meeting resolved on 14 May 2025 to authorise the board of directors of Equinor ASA to acquire Equinor shares in the market with a nominal value of up to NOK 210,000,000. The authorisation is valid until the next annual general meeting, but no later than 30 June 2026.

Own shares acquired pursuant to the authorisation may only be used for cancellation through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act Section 12-1.

In June 2021 the board of directors of Equinor ASA launched an indicative annual share buy-back programme of up to USD 1.2 billion (including shares to be redeemed from the Norwegian State) starting from 2022, subject to board of directors' approval prior to the commencement of each tranche. The company has since then announced annual share buy-back programmes, latest as announced in February 2026, a programme of up to USD 1.5 billion for 2026 (including shares to be redeemed from the Norwegian State). The share buy-back programme will be subject to market outlook and balance sheet strength and be structured into tranches where the company will buy back shares for a certain value in USD over a defined period. Commencement of new share buy-back tranches will be decided by the board of directors on a quarterly basis in line with the company's dividend policy and will be subject to board authorisation for share buy-back from the company's annual general meeting and agreement with the Norwegian State regarding share buy-back (as further described below).

In accordance with the share buy-back programme and the board authorisation granted by the annual general meeting on 14 May 2025, the board of directors of Equinor ASA has approved and carried out the following tranches:

Tranche	Board approval	Commencement	End-date no later than	Total value (including shares to be redeemed from the Norwegian State)
Second tranche 2025	29 April 2025	20 May 2025	21 July 2025	USD 1,265 million
Third tranche 2025	22 July 2025	24 July 2025	27 October 2025	USD 1,265 million
Fourth tranche 2025	28 October 2025	30 October 2025	2 February 2026	USD 1,266 million
First tranche 2026	3 February 2026	5 February 2026	30 March 2026	USD 375 million

The board of directors of Equinor ASA has, in accordance with the share buy-back programme and the board authorisation granted by the annual general meeting on 14 May 2025, acquired 54,799,296 own shares in the market at an average price of NOK 252.2599.

On 7 May 2025, Equinor ASA signed an agreement with the Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, regarding the repurchase of own shares. It is a mutual condition in the agreement that the repurchases and cancellations of own shares will not change the Norwegian State's percentage ownership in the company. When Equinor ASA cancels own shares purchased in the open market, a proportionate number of the Norwegian State's shares shall therefore be redeemed and cancelled to ensure that the percentage ownership remains unchanged at 67 per cent.

The compensation to the Norwegian State for the redeemed shares represents the volume-weighted average price paid by Equinor ASA for shares purchased in the market, with the addition of an interest compensation and a deduction for dividend payments (and corresponding interest). The interest rate corresponds to six months' NIBOR + 1 per cent per annum, calculated from the time of each share purchase. Payment of the compensation will be made upon the redemption and cancellation of 111,259,176 shares owned by the Norwegian State.

The compensation to the Norwegian State in NOK amounts to 28,405,117,257.79 based on agreed settlement date and subtracted for interest compensated dividend for first through third quarter 2025. In addition, the fourth quarter 2025 dividend of USD 0.39 per share (see decision in agenda item 6 above) and corresponding interest compensation (calculated in line with the description above) will be deducted. The dividend in NOK per share for the fourth quarter 2025 will be communicated on 21 May 2026.

The part of the amount that is proposed paid to the Norwegian State that exceeds the nominal value of the shares, will be covered by "retained earnings" in the company's accounts.

The auditor's confirmation stating that there is still coverage for the company's remaining share capital and undistributable reserves after the reduction in share capital and retained earnings, is available on www.equinor.com/agm. The capital reduction is conditional upon a creditor notice.

Proposed resolution:
"As part of the implementation of the company's share buy-back programme, the company's share capital will be reduced by NOK 415,146,180.00 from NOK 6,392,018,780.00 to NOK 5,976,872,600.00. Of the total capital reduction amount:

(i) NOK 136,998,240.00 will be used to cancel 54,799,296 own shares, and
(ii) NOK 278,147,940.00 will be used to redeem and cancel 111,259,176 shares owned by the Norwegian State through the Ministry of Trade, Industry and Fisheries.

In addition to the capital reduction amount described in item (ii) above, the Norwegian State by the Ministry of Trade, Industry and Fisheries shall receive NOK 28,126,969,317.79, with a deduction for fourth quarter 2025 dividend of USD 0.39 per share and corresponding interest compensation. The part of the amount paid to the Norwegian State that exceeds the nominal value of the shares, shall be covered by retained earnings.

With effect from the time the capital reduction has been registered, Article 3 of the company's Articles of Association will be amended to read as follows:
"The share capital of the company is NOK 5,976,872,600.00 divided into 2,390,749,040 shares of NOK 2.50 each.""

24. **Authorisation to the board of directors to acquire Equinor ASA shares in the market for subsequent cancellation**

The board of directors propose that the general meeting grants the board of directors an authorisation to repurchase up to 78,000,000 own shares in the market (approximately 3.3 per cent of the company's share capital) in accordance with the Norwegian Public Limited Liability Companies Act Section 9-4.

The reason for the request for such an authorisation is to enable Equinor's board of directors to utilise this mechanism permitted by the Norwegian Public Limited Liability Companies Act with respect to the distribution of capital to the company's shareholders. The repurchase of own shares will also be an important means of continuously adjusting the company's capital structure in order to make it more expedient. The repurchase of own shares leads to the remaining shares representing an increased ownership interest in the company.

It is a precondition that the repurchased shares are cancelled through a resolution by a subsequent general meeting to reduce the company's share capital. It is also a precondition for the repurchase and the cancellation of own shares that the Norwegian State's ownership interest in Equinor ASA is not changed. In order to achieve this, a proposal for the redemption of a proportionate number of the Norwegian State's shares, so that the Norwegian State's ownership interest in the company remains unchanged, will also be put forward at the general meeting which is to decide the cancellation of the repurchased shares. The Norwegian State currently has an ownership interest of 67 per cent, and in total the redemption of the Norwegian State's shares and cancellation of own shares based on the proposed board authorisation could thus involve up to 236,363,636 shares (approximately 10 per cent of Equinor ASA's share capital).

It is a precondition for the board of directors' request for authorisation to repurchase own shares that Equinor ASA and the Norwegian State represented by the Ministry of Trade, Industry and Fisheries, have entered into an agreement whereby the Ministry undertakes to vote in favour of authorisation of the acquisition of own shares, their subsequent cancellation and the redemption of a proportionate number of the Norwegian State's shares. On redemption of the Norwegian State's shares, Equinor ASA will pay a compensation to the Norwegian State corresponding to the volume-weighted average price paid by Equinor ASA for shares purchased in the market, with the addition of an interest compensation calculated from the date of the individual repurchase and a deduction for any dividend payments (and corresponding interest).

Proposed resolution:
"The general meeting of Equinor ASA hereby authorises the board of directors to acquire in the market, on behalf of the company, Equinor shares with a total nominal value of up to NOK 195,000,000.

The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for cancellation through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act Section 12-1.

This authorisation is valid until the next annual general meeting, but no later than 30 June 2027."

25. **Marketing instruction**

On 25 May 2001, the annual general meeting of Equinor adopted the "Marketing Instruction for Equinor ASA" (Marketing Instruction), which requires Equinor to market oil and gas produced from the State's direct financial interests in the petroleum sector (SDFI) together with its own oil and gas. The overall objective of the marketing arrangement is to maximise the total value of Equinor's petroleum and the State's petroleum, ensuring a rightful distribution of the total value generated.

A need has been identified to adjust the pricing and allocation principles for the petroleum products covered by the instruction, based on market developments and changing ways of marketing and selling petroleum.

The board of directors supports the proposal and recommends that the annual general meeting approves that adjustments can be made to the Marketing Instruction. Any adjustments will be made by the State through the Ministry of Trade, Industry and Fisheries. The board of directors will subsequently follow up on the adjustments made. On this basis, the board of directors asks the annual general meeting to adopt the following resolution.

Proposed resolution:
"The annual general meeting approves that adjustments can be made to the Marketing Instruction for Equinor ASA, adopted by the annual general meeting on 25 May 2001, to reflect market developments and changing ways of marketing and selling petroleum. This includes adjustments to the pricing and allocation principles. This is to contribute to the overarching goal of the Marketing Instruction, which is to achieve the highest possible total value for Equinor's petroleum and the state's petroleum and ensure rightful distribution of that value creation. Any adjustments to the Marketing Instruction will be made by the Norwegian State through the Ministry of Trade, Industry and Fisheries."

Participation

The annual general meeting will be held at the Equinor Business Center for those attending in person and via Lumi AGM for those attending digitally.

Voting will be carried out electronically via Lumi AGM for all shareholders. Shareholders may cast votes in advance pursuant to Section 9 of the Articles of Association. To vote during the meeting the shareholder must bring a smartphone or tablet to administrate voting. Shareholders will upon arrival receive further practical guiding.

With reference to Section 5-2 in the Norwegian Public Limited Liability Companies Act, only those who are shareholders in the company five business days prior to the general meeting, i.e. on 5 May 2026 (Record Date), are entitled to attend and vote at the general meeting. A shareholder who wishes to attend and vote at the general meeting must be registered in the VPS register at the Record Date or, alternatively, report and show evidence of its share acquisition as per the Record Date. Therefore, if shares are purchased after 5 May 2026, it will not be allowed to attend and vote for such shares at the annual general meeting 12 May 2026.

If shares are held through a nominee in the VPS register, including American Depositary Shares (ADS) held through ADR depositary, this notice will be sent to the nominee who shall pass the notice on to shareholders for which they hold shares, cf. Sections 4-10 and 1-8 of the Norwegian Public Limited Liability Companies Act, as well as regulation on intermediaries covered by the Central Securities Act Section 4-5 and related implementing regulations. Shareholders must communicate with their nominees, who are responsible for conveying votes, proxies or enrolment. If the shareholder wishes to participate at the general meeting, the nominee must notify the company within two business days prior to the date of the general meeting, i.e. 8 May 2026 12:00 CEST, cf. Section 5-3 of the Norwegian Public Limited Liability Companies Act. It is not a requirement to re-register shares in a separate VPS account in the shareholder's own name in order to attend and vote at the general meeting.

Shareholders wishing to attend the annual general meeting, either in person or by proxy, should register by 8 May 2026 at 12:00 CEST. Registration may be sent electronically via www.equinor.com/agm or through VPS Investor Services. The registration form may also be sent by e-mail to genf@dnb.no or by post to DNB Bank ASA, Verdipapirservice, P.O. Box 1600 Sentrum, 0021 Oslo. The registration form has been distributed to the shareholders as an appendix to the notice. Valid ID (passport, ID-license or driver license) must be presented when attending in person.

Please note that there will only be served light refreshments at the annual general meeting.

Digital participation will be possible via Lumi AGM on https://dnb.lumiconnect.com/100-115-425-052 from smartphone, tablet or pc. Meeting-ID for Equinor ASA will be: 100-115-425-052. By digital participation via Lumi AGM shareholders may cast votes on each agenda item, submit questions as well as follow the live webcast which includes simultaneous translation into English. No pre-registration is needed for digital attendance, but shareholders must be logged on before the meeting starts. We therefore encourage shareholders to log on in due time. It will be possible to log on one hour before the annual general meeting starts. Secure identification of shareholders is done by using pin-code and reference number on the attached form or as found on the shareholders account in VPS Investor Services.

More information and guidance regarding digital participation and voting via Lumi AGM is available on www.equinor.com/agm.

Shareholders may also follow the annual general meeting via webcast at www.equinor.com/agm, without logging on. The webcast will simultaneously be translated into English.

Shareholders may vote in advance on each agenda item via www.equinor.com/agm or via VPS Investor Services (pin-code and reference number from the attached form or on the shareholders account in VPS Investor Services is required). Advance voting must be submitted by 11 May 2026 at 12:00 CEST.

Shareholders wishing to vote at the annual general meeting by proxy should send their proxy form by e-mail to genf@dnb.no or to DNB Bank ASA, Registrar's Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway by 11 May 2026 at 12:00 CEST. Proxies issued without voting instructions may also be submitted electronically via the company's website www.equinor.com/agm or through VPS Investor Services. The proxy may also submit a written signed and dated proxy at the general meeting. A proxy form, with instructions for use, is attached to this notice. The proxy form must be dated and signed to be valid.

Shareholders that have voted in advance or given a proxy, with or without voting instructions, and who wish to attend digitally via Lumi AGM or in person, will not receive cases for voting, but still have the right to speak or submit questions via Lumi AGM.

Equinor ASA is a Norwegian public limited liability company governed by Norwegian law, including the Norwegian Public Limited Liability Companies Act and the Norwegian Securities Trading Act. As of the date of this notice, the company has issued 2,556,807,512 shares, each of which represents one vote. The shares also confer equal rights in all other respects. The company has 64,645,380 own shares which will not be voted for, of which 9,846,084 shares have been purchased as part of the share savings plan.

A shareholder has the right to have items included on the agenda of the general meeting, provided that each such item is forwarded in writing to the board of directors, together with a draft resolution or a justification as to why the item should be included on the agenda, 28 days prior to the general meeting at the latest. A shareholder may bring advisor to the general meeting and let one advisor speak on the shareholders' behalf. Advisor should also be registered to the annual general meeting in advance.

A shareholder has the right to table draft resolutions for items included in the agenda and to require that members of the board of directors, hereunder the chair of the board of directors, and the CEO in the general meeting provide available information about matters which may affect the assessment of (i) the approval of the annual accounts and the annual report; (ii) items that are presented to the shareholders for decision; and (iii) the company's financial situation, including information about activities in other companies in which the company participates, and other matters to be discussed at the general meeting, unless the requested information cannot be disclosed without causing disproportionate harm to the company.

Notice of the annual general meeting and case documents, including the Articles of Association are available on www.equinor.com/agm.

Shareholders can request written distribution of the material by contacting:
Equinor ASA, attn: Investor Relations, P.O. Box 3, 1330 Fornebu, Norway (email: irpost@equinor.com).

The following persons in Investor Relations can also be contacted directly:
Erik Gonder, telephone: +47 99562611, email: ergon@equinor.com
Anne Sofie Dahle, telephone: +47 90887554, email: asda@equinor.com

13 April 2026
The board of directors of Equinor ASA

Equinor encourages all shareholders to register for electronic reception of the notice of the general meeting.

This can be done through VPS Investor Services, either through your online bank or www.vps.no.
A practical guide for how to change to electronic reception is available on www.equinor.com/agm.

Electronic reception will reduce the environmental effects as well as the company's costs, and it will be a simplification for the shareholders.



Annual general meeting
Equinor ASA

Proposals from shareholders and response from the board of directors



equinor

ANNUAL GENERAL MEETING 12 MAY 2026 | ITEM 8

Proposal from shareholders that Equinor shall disclose a strategy for creating shareholder value under scenarios of declining demand for oil and gas

Shareholders Follow This, West Yorkshire Pension Fund, Mercy Investment Services and Ofi Invest Asset Management have proposed the following resolution:

"Shareholders request that Equinor('the Company') publish a report disclosing the Company's strategy for creating shareholder value under scenarios of declining demand for oil and gas, including the International Energy Agency Stated Policies Scenario and Announced Pledges Scenario.

For each scenario, the report should include at least the following elements:
- *Capital expenditure on greenfield and brownfield for oil, gas, and other energy sources*
- *Production and sales for oil, gas, and other energy sources*
- *Free cash flow projections*

The report should cover at least the next ten years and may omit information that is commercially sensitive."

<u>The shareholders' supporting statement</u>

Summary

Multiple outlooks project impending decline in oil and gas demand. Equinor's strategy remains exposed to material reliance on oil and gas markets. In the last major demand contraction, oil and gas companies across the sector experienced severe cash flow compression and impaired shareholder distributions. This resolution asks Equinor to clarify how it would create shareholder value under credible scenarios of declining oil and gas demand. With this transparency, investors can better judge how Equinor's portfolio might perform under all circumstances.

Declining demand

Many trusted analysts increasingly predict that the world may soon enter a structural decline in oil and gas demand.

STEPS and APS constitute credible scenarios, as they correspond to identifiable policies and market developments. STEPS represents the energy sector's current direction of travel, based on the latest market data, technology costs, and in-depth analysis of the prevailing policy settings globally. APS anticipates the implementation of additional policies pledged by governments.

These scenarios warrant investor concern, as they reflect ongoing and planned implementation of regulation, political support, and technological uptake, as well as market and economic realities

Both see an impending peak in demand for oil and gas. In STEPS, oil demand peaks by 2030 and gas by 2035. In APS, both peak before 2030 and fall 17% by 2035 compared to 2023 (99–82 mb/d; 4186–3493 bcm). [1]

The IEA's June 2025 oil forecast predicts reduced demand by the end of the decade; this is noteworthy as it seems to align with the oil demand projections indicated in both STEPS and APS. [2]

Regarding gas, the IEA states: "The period of LNG surplus in the STEPS makes it difficult for some exporters to fully recover their long-run marginal cost of supply, creating risks that project sponsors write off the value of the assets."[3]

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[1] IEA, World Energy Outlook 2024 and World Energy Outlook 2025, tables A.9 and A.13
[2] IEA, Oil 2025
[3] IEA, World Energy Outlook 2025



Other analysts also show outlooks divergent from Equinor's. Rystad's analysis shows oil peaking in the early 2030s, with gas plateauing soon after.[1]

This convergent view on a potential decline by a broad array of market analysts warrants serious concern from investors.

Equinor's strategy is based on continued demand for oil and gas
Equinor continues to invest in upstream oil and gas developments and has positioned natural gas as a core component of its strategy, including as a supplier of energy security to Europe. While Equinor has expanded investments in renewables and low-carbon solutions, its future cash generation remains highly dependent on the production and sale of oil and gas over the coming decades.

Equinor's reporting shows internal stress-testing and scenario analysis, but it does not disclose scenario-specific impacts on capital expenditure allocation, production mix, and free cash flow under declining demand outcomes. As with peers, stress-testing disclosure often emphasizes price sensitivity, while leaving other key factors such as demand, competitive market share dynamics, and portfolio repricing effects largely undisclosed.

By not disclosing how the Company would adjust its capital allocation and production plans under credible declining-demand scenarios, Equinor leaves investors uncertain about its ability to create shareholder value.

Historical precedent across multiple industries suggests that prolonged demand contraction puts downward pressure on prices. Further, most oil majors plan to raise production, creating oversupply. Revenue could be affected; only the most cost-competitive producers would deliver value to shareholders in a declining market.

Equinor does not disclose capital spending, production mix, or dividends if demand falls. Even maintaining production levels would require sustained competitiveness and market share resilience relative to peers in a shrinking market. Ongoing shareholder trust depends on answers to these questions.

In 2020, with oil demand down 9% and prices at an average of $42 per barrel, the Company cut its dividends by 67%. A sustained decline portends much higher risks for Equinor and its shareholders.

Conclusion
Equinor's current upstream investment exposure risks diverging from IEA APS and STEPS scenarios and other analyst projections that foresee sustained demand decline.

Failing to plan for these potentialities risks significant shareholder value loss due to impaired assets, lower margins, and reduced dividends. Transparent disclosure of how Equinor would adjust capital allocation, energy mix, and cash flow under declining oil and gas demand is essential to assess its business resilience.

This resolution aims to ensure that Equinor's strategy accounts for a complex and uncertain energy transition and demonstrates its ability to create shareholder value under a range of plausible scenarios.

You have our support.

<u>The board of directors' response</u>
Equinor provides material information and disclosures on strategy, capital allocation, and portfolio resilience through our Capital Market communications, Annual Report and Energy Transition Plan. These include annual stress testing of our portfolio against International Energy Agency (IEA) World Energy Outlook scenarios and explanations of our strategic priorities across oil and gas, power, and low carbon solutions.

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[1] Rystad, Global Energy Scenarios 2025



We assess our strategy against a range of demand scenarios, including those consistent with a significant acceleration of the global energy transition. We manage transition risk through capital discipline, capex- and portfolio flexibility, and a focus on resilience rather than volume growth. New oil and gas investments are screened against stringent return requirements, carbon-intensity benchmarks, and robustness criteria under lower price and demand assumptions. In oil and gas, our priority is short-cycle, low-cost and lower carbon intensity projects that remain competitive in more challenging market conditions. We actively manage decline in mature assets and continuously assess impairment risk as conditions evolve. Over time we anticipate that there will be a decline in global demand for unabated fossil fuels.

We use multiple external scenarios, including IEA and other internationally recognised transition pathways, to inform our strategy, risk assessments and investment decisions. We also differentiate between oil and gas markets, regions, and time horizons when assessing transition risk. Our gas portfolio (especially supplies to Europe) plays an important role in supporting energy security and system stability during the transition. Beyond oil and gas, we are building positions in renewables and low carbon solutions, applying the same capital discipline and value creation requirements as in our traditional business. This diversification strengthens long-term resilience without undue reliance on assumptions about future demand.

We share the proposers' objective of ensuring that Equinor's strategy is resilient in a low carbon future, and we agree that scenario analysis is important. At the same time, requiring a separate, ten-year, scenario-specific breakdown of capital expenditure, production and free cash flow would risk disclosure of commercially sensitive planning information, requires unwarranted precision in a dynamic and unpredictable market, and would duplicate reporting already governed by the EU Corporate Sustainability Reporting Directive. Our practice is to use third-party scenarios to test resilience, not to present them as predictions or guidance, and to maintain the capital flexibility necessary to protect long-term shareholder value.

Equinor supports the goals of the Paris Agreement and transparent reporting on progress and challenges.

On this basis, and to balance transparency with the protection of shareholder value, the Board recommends that shareholders vote <u>against</u> the proposal.



Proposal from shareholder that Equinor shall report to shareholders on the financial and geopolitical risks associated with the company's activities in the Barents Sea

Shareholder WWF has proposed the following resolution:

"The shareholders request that Equinor present a clear and comprehensive assessment of the risks associated with continued exploration and expansion in the Barents Sea, including:

- *The financial risk related to the development of the Wisting field, a potential new gas pipeline between the Barents Sea and the Norwegian Sea, as well as new exploration activities in areas without existing infrastructure. The assessment shall include expected returns and whether the projects are expected to have a break-even price below USD 35 per barrel.*
- *The geopolitical risk associated with Equinor's activities in the Barents Sea, including the risk of sabotage to oil and gas infrastructure and exploration activities near international and Russian waters."*

The shareholder's supporting statement
In recent years, Equinor has increased its activity in the Barents Sea despite declining interest among international oil companies, weak exploration results, and persistently high-cost levels. The area is sparsely developed, with limited infrastructure and a lack of gas infrastructure for processing new gas resources, which entails significant financial and strategic risk for new projects.

The shareholders draw particular attention to the following factors:
- The Wisting field, where the investment decision has previously been postponed due to weak profitability. Current estimates indicate that Wisting has a break-even price of approximately USD 44 per barrel[1], well above Equinor's stated target of an average break-even price of USD 35 per barrel for new projects.
- Continued exploration activity in the Barents Sea, where Equinor currently holds 37 production licenses. Estimated break-even prices for undiscovered resources in these licenses vary significantly, ranging from approximately USD 33 to USD 185 per barrel, with an average of around USD 73 per barrel, indicating a high level of financial risk.
- Any potential development of a gas pipeline from the Barents Sea to the Norwegian Sea, which would require joint investment by the companies operating in the Barents Sea, including Equinor. The pipeline is estimated to have an investment cost of approximately NOK 56 billion. Combined with a long time horizon and the EU's objectives of reduced fossil fuel dependency and net-zero emissions by 2050, this entails a significant risk of low profitability and stranded assets.
- Increased geopolitical risk associated with oil and gas activities in areas close to Russian and international waters, including the risk of sabotage to critical energy infrastructure, as well as an overview of the costs associated with increased preparedness and security.

On this basis, the shareholders request that Equinor explain how the company assesses the overall financial and geopolitical risks of further expansion in the Barents Sea, and how such investments are compatible with the company's profitability requirements and long-term value creation for shareholders. The shareholders request that this assessment be made available for shareholder review no later than the Q3 reporting for 2026.

The board of directors' response
The proposer asks Equinor to explain its view of the overall financial and geopolitical risk of further expansion in the Barents Sea, and how such investments align with the company's profitability requirements and long-term value creation for shareholders.

Equinor has an integrated approach to identifying, assessing and handling financial, operational and geopolitical risk. Such factors are included as part of the decision-making basis for all significant investment decisions.

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[1] FID breakeven based on data from Rystad Energy, assuming a 10% nominal required rate of return



As regards upstream investments on the Norwegian continental shelf, including the Barents Sea, the company's established capital discipline, profitability and robustness criteria apply. Investment decisions are made in stages following extensive quality assurance, which e.g. includes assessments of profitability, technical feasibility, health, safety and environmental impacts, emergency preparedness, as well as geopolitical risk. Projects that do not satisfy the company's criteria will be postponed or cancelled.

For project-specific developments, more detailed information and impact assessments (including environmental and wider ripple effects) are addressed through regulatory processes, including Plans for Development and Operation (PDO) and, where relevant, Plans for Installation and Operation (PIO), subject to governmental review and disclosure requirements.

The security policy development in our surroundings have led to more stringent criteria for risk management and emergency preparedness. Equinor cooperates closely with authorities and relevant players to prevent and manage risk associated with safety, emergency preparedness and protection of critical infrastructure.

Such factors are integrated in the company's comprehensive risk management. Details about specific measures and costs cannot be disclosed in their entirety due to safety/security concerns.

The proposal calls for analyses and reporting that are largely already provided through Equinor's established management and reporting framework. A separate statement for specific projects and areas, as prescribed by the proposal, will involve duplicated reporting without additional informational value and a departure from the company's practices and best practice for listed companies.

The board of directors believes that Equinor's current practice gives the shareholders relevant and sufficient information about financial and geopolitical risk, while simultaneously safeguarding the company's need for commercial latitude, competitiveness and responsible risk management.

On this basis, the board of directors recommends that the shareholders vote against the shareholder proposal.



ANNUAL GENERAL MEETING 12 MAY 2026 | ITEM 10

Proposal from shareholder that Equinor shall set goals and implement measures that support a safe future

Shareholder Föreningen Greenpeace Norden has proposed the following resolution:

"The shareholders request that Equinor set goals and implement measures that support a safe future. This requires that the company set targets to achieve absolute reductions in greenhouse gas emissions, in the short and long term, in line with the 1.5°C goal in the Paris Agreement.
The targets should include the entire value chain (scope 1, 2 and 3), and be consistent with the company's strategy, investment decisions and capital allocation.
The company shall annually report to the shareholders on progress and target achievement, including how the project portfolio and new investments are aligned with the targets."

The shareholder's supporting statement

Föreningen Greenpeace Norden is deeply concerned about Equinor's updated energy transition plan which was presented in the spring of 2025. The plan entails a drastic reduction in the company's renewable targets and climate ambitions. Subsequently, the ambitions have again been further reduced.

Climate risk is increasingly a financial risk for companies and their owners. A strategy that is not compatible with the Paris Agreement includes increased risk of malinvestments, stranded assets and weakened long-term returns for shareholders.

The changes in the company's strategy entail a significant weakening of the company's climate ambitions and a clear strategic shift away from the transition. Among other things, the company has chosen to:

- Remove the target that at least 50 percent of investments shall go to renewable energy and low-carbon technology by 2030.
- Cut the production target for renewable energy from 12–16 GW to 10–12 GW by 2030.
- Reduce the company's target for net carbon intensity from a 20 percent reduction by 2030 to 5–15 percent.
- Maintain a strategy with large investments in exploration for more fossil energy.

The best available science shows that remaining carbon budgets do not provide any room for new oil and gas projects, if we are to limit global warming to 1.5 °C. Despite this, Equinor plans to maintain stable production of fossil energy towards 2035 and develop new reserves that lock in production beyond 2050. Equinor's investments in oil and gas in 2024 were five times larger than investments in renewables, which blocks innovation and the creation of green jobs.

Equinor is facing huge resistance around the world against new fossil projects, including against the Rosebank oil field in the UK, Bay du Nord in Canada and Wisting in the Barents Sea. This increases both regulatory and operational risk. Investors are not served by capital being allocated to increasingly marginal projects with uncertain profitability and high risk. Such investments weaken long-term value creation and delay the necessary transition of the company's portfolio.

Our shareholder proposal proposes that Equinor sets concrete goals and implements measures for absolute cuts in greenhouse gas emissions. The carbon intensity target, which the company operates with today, enables Equinor to achieve the goal by increasing the production of renewable energy, or buying offsets and natural carbon sinks, while they continue to develop new oil and gas projects. The UN High-Level Expert Group on Net-Zero Commitments recommends non-state actors not to focus on carbon intensity, but rather absolute emissions across the entire value chain.

The shareholder proposal is in line with the Norwegian state's expectations as formulated in the Meld. St. 6 (2022–2023) Report to the Storting (white paper) Greener and more active state ownership. For companies that primarily operate in competition with others, such as Equinor, the State's goal is to achieve "the highest possible return over time in a sustainable manner". This presupposes that the companies integrate climate risk into strategy and investment decisions, and balance economic, social and environmental factors without reducing the ability of future generations to meet their own needs.



According to the UN Intergovernmental Panel on Climate Change (IPCC), climate change will lead to more extreme weather, increasing nature loss and serious consequences for society and the economy. The main cause is human activity, especially extraction and combustion of fossil fuels. At the same time, the world has experienced yet another crisis triggered by the world's dangerous dependence on fossil energy.

The solution to this is not more fossil energy, but a faster transition towards renewable energy. Equinor's production of oil and gas led to total scope 3 emissions of 257 million tonnes of CO2 in 2025, according to the company's own annual report. In 2030, the company plans production that will lead to emissions of 255 million tonnes in absolute CO2 emissions.

It is apparent that Equinor's energy transition plan and strategy are not in line with the goals of the Paris Agreement. In recent years, the company has constantly adjusted downwards its ambitions for transition, while prioritizing investments in new oil and gas. On this basis, the shareholders request that Equinor set targets to reduce its emissions in line with the 1.5°C goal in the Paris Agreement.

The board of directors' response
Equinor reports on climate ambitions and actions through our Energy Transition Plan and Annual Report. The company maintains its long-term ambition to achieve net zero across scopes 1, 2 and 3, and aims to reduce net operated scope 1 and 2 emissions by 50% by 2030, with 90% delivered through absolute reductions. Equinor also reports annually on how climate-related considerations are integrated into strategy, risk management, investment decisions and capital allocation.

We share the proposers' objective of ensuring that Equinor's strategy is resilient in a low carbon future. Our approach reflects the characteristics of an energy supplier, where indirect emissions from customers' use of the products we supply, are far higher than our own direct emissions. For scope 3 emissions from the use of our products, we use a net carbon intensity metric to measure progress over time. This metric includes all emission scopes (1, 2 and 3) from all our activities, as well as the impact of CO_2 transport and storage and the limited use of high-quality credits for residual emissions. We consider this intensity-based approach more appropriate for an energy company than an absolute scope 3 target, which can create adverse incentives to shut down carbon-efficient supply of oil and gas without reducing underlying demand, with a risk of shifting emissions to less transparent or responsible producers.

Climate considerations are embedded in our investment and portfolio decisions. We apply stringent screening of new oil and gas projects, including break-even thresholds well below prevailing price assumptions in external scenarios and assessments of upstream carbon intensity. We incorporate an internal, inflation-adjusted CO_2 cost into project evaluations and conduct annual resilience testing of our portfolio against IEA World Energy Outlook scenarios, including Paris-aligned pathways. Our strategic focus in oil and gas is on short-cycle, low-cost and low-emission projects that remain competitive under more challenging market and policy assumptions, while we actively manage decline in mature assets. At the same time, we continue to build positions in renewables, power, and carbon management, pursuing value-creating opportunities. This balanced, value-driven approach is designed to manage transition risk prudently while supporting energy security and sustaining a reliable energy supply. Our gas supplies to Europe contribute to both system reliability and energy security by providing balancing capacity for renewable energy.

On disclosure, we provide shareholders with detailed information on our transition ambitions, our progress across scopes, and how climate scenarios inform our capital allocation and portfolio resilience. This includes our Energy Transition Plan and `the Annual Report, which is reported in line with the EU Corporate Sustainability Reporting Directive (CSRD). We will continue to develop these disclosures to ensure clarity on assumptions, sensitivities and the levers available to adjust our portfolio as conditions evolve, consistent with regulatory requirements and commercial considerations.

The board appreciates the interest in Equinor's activities and highlights the importance of complying with the principles of good corporate governance, hereunder that the company's strategy is to be determined by the board of directors.

Based on the company's existing commitments, actions and reporting framework, the board recommends that shareholders vote against the proposal.



Proposal from shareholder that Equinor shall split into one company for oil and gas and one for renewable energy

Shareholder Knut Jonas Espedal, member of the Norwegian Grandparents Climate Campaign, has proposed the following resolution:

"Equinor shall be split into one company for oil and gas and one for renewable energy. The general meeting asks Equinor's board of directors to prepare a plan for such a split for the 2027 general meeting."

The shareholder's supporting statement
It is very disappointing that Equinor has slowed its transition towards renewable energy.

Statoil changed its name to Equinor in 2018, and the mandate issued to Anders Opedal when he became CEO in 2020 was to "accelerate Equinor's development as a broad energy company".

However, five years into this period, Opedal has hit the brakes: Equinor has reduced its target for developing renewable energy by 2030 from 12-16 GW to 10-12 GW, and has removed its ambition for at least half of the investments to go toward renewable and low-carbon solutions, and has cut several climate targets for 2030 and beyond.

A review of Equinor's energy production, emissions and investments since the name change in 2018 shows that renewable energy remains merely a supplemental activity for the company. Plans for further investments also lack indications that Equinor will become a driving force in the global energy transition in the foreseeable future.

In 2024, renewable energy accounted for only 0.6 per cent of Equinor's overall energy production. Renewables will therefore remain a "junior contributor" to the company's energy mix for the foreseeable future.

In 2024, investment in oil and gas was 5 times higher than investment in renewable energy.

Oil and gas production is expected to increase until 2030. Should Equinor reach its ambitions for both renewable and fossil energy, the share of renewables in the overall energy production will only amount to between 2.5 and 4.3 per cent in 2030.

The legacy from the Statoil structure and culture is clearly too dominant for renewable energy to attain the necessary focus and priority in Equinor. The renewables part of the company should therefore be spun off from Equinor and established as a separate limited liability company that is adequately funded for large-scale production of renewable energy – in Norway and globally. Splitting the company will reduce the internal competition for competence and capital and give the renewables company the opportunity to grow in competition with other renewables companies - and not in competition with the fossil part of Equinor.

Despite its vast investment muscles, Equinor has chosen not to be a major player in the renewable future. Equinor produces *less* renewable power than players such as Nord-Trøndelag Elektrisitetsverk and Lyse Energi, which tells us that Equinor's priorities are rooted in fossil fuels.

Unfortunately, this is the case for most oil and gas companies. A mapping published in Nature Sustainability shows that the world's 250 largest oil and gas companies own 1.42 per cent of the renewables capacity in operation on a global scale. About 54 per cent of this ownership originates from acquiring other companies, rather than their own developments. Oil and gas companies have the greatest ownership in geothermal energy (6.96 per cent) and offshore wind (5.24 per cent). This tells us that we must temper our expectations for oil and gas companies – including Equinor - to lead the world in a renewable and emission-free direction.



This is why the time is ripe for Equinor to be split into one separate company for oil and gas and one for renewable energy.

This proposal is based on Equinor's corporate social responsibility in a generational perspective. This will bolster Equinor's contribution toward a low-emission society in 2050 for the benefit of future generations.

The board of directors' response
Equinor prioritises long-term value creation that supports the goals of the Paris Agreement and our ambition to achieve net zero emissions. The Company's Energy transition plan, which has been presented to the general meeting, shows how the company works over the short, intermediate and long term to achieve the ambition of net zero emissions. The Company's investments in renewables and low-carbon activities are driven by commercial factors. Equinor develops profitable projects and businesses within areas that will continue to grow throughout the energy transition. To ensure that the investments and new value chains are financially sustainable, the investment pace must be adapted to market conditions and commercial opportunities. The market development and political framework conditions have become more challenging for renewables and low-carbon solutions. This is the reason for adjusting the pace of the renewables focus and low-carbon activities the proposer is referring to.

Equinor is in a period of very high activity in renewables and offshore wind and has three mega-projects under development, Empire Wind in the US, Baltyk in Poland and Dogger Bank in the UK. The latter will be the world's largest offshore wind farm once it is in full operation. In 2025, we established the Power business area, which combines our renewables portfolio with flexible generation, energy storage and trading. An integrated approach to power increases our value creation opportunities. The Company's priority areas are based on the company's competitive advantage, where competence from oil and gas activities is among the most important factors. Spinning off the renewables business will not change the market conditions and a new renewables company will have less competitive advantage in certain markets than Equinor has today.

The board appreciates the interest in Equinor's activities and highlights the importance of complying with the principles of good corporate governance, hereunder that the company's strategy is to be determined by the board of directors.

On the basis of the above, the board of directors recommends that the shareholders vote <u>against</u> the proposal.



ANNUAL GENERAL MEETING 12 MAY 2026 | ITEM 12

Proposal from shareholder that Equinor shall invest in upgrades of Ukraine's energy system

Shareholder Guttorm Grundt, member of the Norwegian Grandparents Climate Campaign, has proposed the following resolution:

"Equinor shall invest the equivalent of NOK 10 billion leading up to 2030 in securing and upgrading Ukraine's energy system and infrastructure in collaboration with Ukrainian energy companies. The investments should primarily target renewable energy."

The shareholder's supporting statement

In recent years, Equinor has enjoyed substantial revenue, particularly from the sale of gas to Europe. While Ukraine's energy generation and infrastructure is being systematically destroyed by Russia, Equinor has accumulated a war-stimulated income of NOK 1270 billion in 2023/2024 alone (NRK). Even if Equinor is not a war profiteer, despite serious accusations to the contrary, there is also an important ethical point here concerning the value of Equinor's own reputation and future generations.

Over the last four years, Ukraine has been struck by thousands of targeted and destructive Russian bombs, missiles and drone attacks on the country's cities and energy infrastructure. The World Bank has calculated that the reconstruction of buildings and infrastructure will cost about USD 411 billion, or about NOK 3,600 billion over the next few years. These costs continue to grow for each year Russia extends the war. Through the Nansen Programme for Ukraine, the Norwegian Government has allocated about NOK 15 billion in civil and humanitarian support each year over the next five years. Only a fraction of this goes to investments in repairs and securing the country's energy infrastructure and generation. In other words, barely more than a drop in the ocean. The need is vast, while Ukraine is on the verge of bankruptcy.

Equinor has had four years of strong cash flow and high profitability, driven primarily by high prices for oil and gas. The net income for 2025 declined somewhat, mainly following extraordinary superprofit taxation by the state, but is expected to increase again in 2026 due to rising prices as a result of the acts of war in the Middle East. Equinor should therefore be able to share some of its substantial profits with Ukraine by investing a small, yet important amount in necessary repairs, transitioning and upgrades to the country's energy system in collaboration with Ukrainian authorities and energy companies. The investments should be future-oriented and contribute to lasting reductions in Ukrainian CO_2 emissions. In other words, the energy system should not be rebuilt based primarily on fossil energy, and the investments should mainly target renewable energy.

This proposal is based on Equinor's corporate social responsibility in a generational perspective. These investments will be a valuable contribution to Ukraine's ability to function for current and future generations, and to reduce global greenhouse gas emissions in accordance with the Paris Agreement's climate targets.

The board of directors' response

The Norwegian Government's Nansen-programme for military and civil support to Ukraine and Moldova has an overall budget of NOK 85 billion for 2026. NOK 70 billion of this is for military support, while NOK 15 billion is earmarked for civil and humanitarian support. This programme is part of Norway's long-term efforts to support Ukraine and has been extended to 2030 with a total framework of NOK 275 billion over the 2023-2030 period. Norwegian support is mainly channelled through international and multilateral organisations such as the World Bank and the European Bank for Reconstruction and Development (EBRD).

As regards Ukraine's own priorities in the energy sector, reconstruction and protection of energy infrastructure is entirely crucial. Russia has carried out targeted attacks on power plants, substations and the power grid, which has made the energy system a critical vulnerability. Ukraine is therefore prioritising decentralised energy generation and physical protection of critical infrastructure. There is considerable focus on guaranteeing electricity and heating for the civilian population and further developing the energy sector.



Equinor maintains dialogue with Norwegian and Ukrainian authorities, the EU, as well as Ukrainian companies, industry organisations and chambers of commerce. Equinor contributes through knowledge sharing, donations (of equipment and fuel) and by supporting their commercial development. Since Russia's full-scale invasion of Ukraine, Equinor has had regular meetings with Naftogaz and several of its subsidiaries. Equinor has contributed and will continue to contribute to the Ukrainian energy sector. The company is considering all measures associated with securing energy systems and generation in Ukraine.

In 2026 and 2027, Equinor will contribute to Ukraine's repair and maintenance work in the energy sector. We will also continue to bolster the technological development of Ukrainian energy companies and their maturation toward modern companies.

The board appreciates the interest in Equinor's activities and highlights the importance of complying with the principles of good corporate governance, hereunder that the company's strategy is to be determined by the board of directors.

On the basis of the above, the board of directors recommends that the shareholders vote against the proposal.



ANNUAL GENERAL MEETING 12 MAY 2026 | ITEM 13

Proposal from shareholders that Equinor shall divest its international fossil business

Shareholders Gro Nylander and Even Bakke, members of the Norwegian Grandparents Climate Campaign, has proposed the following resolution:

"Equinor should divest its international fossil business and release capital for green investments."

The shareholders' supporting statement
It is high time for Equinor to divest from their loss-generating foreign fossil businesses and thereby both reduce climate risk and simultaneously free up valuable capital for increased funding of renewable activities.
This proposal is based on Equinor's corporate social responsibility in a generational perspective. This will bolster Equinor's contribution to a low-emission society in 2050, and position the company in the most important energy market of the future: renewables. This will be a considerable benefit – not least for future generations.

The general meeting asks Equinor to divest from all international fossil assets.
Reference is made to Equinor's meagre profits and vast losses on large parts of the company's foreign activities.
Released capital shall be allocated for investments in increased renewable energy, both globally and on the Norwegian continental shelf (NCS).

Experience shows that Equinor's fossil investments on the NCS are safer and far more profitable than its foreign investments. The profit from the NCS has funded Equinor's comprehensive list of poor investments globally, which have resulted in enormous losses, about NOK 300 billion in North America alone.

Why should Equinor continue to use its profits from oil and gas (O&G) on the NCS to scour the globe for even more O&G exploration, while the world is headed toward less dependence on fossil energy? The world is already in a situation where far more oil and gas deposits have been discovered than what can be combusted without exceeding the climate targets in the Paris Agreement.

The losses and wasteful spending in the US were revealed in Dagens Næringsliv's (Norwegian business newspaper) 2020 interview with Professor Ola Kvaløy. Even then, he advised the responsible ministry to split Equinor and divest from the international part of the company for several reasons:

- There is no strategic reason for the Norwegian state to conduct petroleum activities in countries such as the US and Brazil.
- There are no good analyses proving that the Norwegian supplier industry benefits from Equinor's foreign ventures.
- Why should the state, as Equinor's majority shareholder, provide risk capital for fossil activities abroad?
- In light of the climate crisis and the need for capital for green projects, the company should invest valuable venture capital in renewables projects either in Norway or globally.

According to Equinor's annual report for 2025 (p. 17), the company has invested in E&P in 9 countries in addition to Norway: Brazil, the UK, the US, Algeria, Angola, Argentina, Canada, Libya and Tanzania.

By discontinuing exploration activity and divesting from all fossil projects in these 9 countries, the company can both reduce its financial risk and release necessary capital for green investments.

Nevertheless, Equinor has chosen the opposite by downscaling its renewables ambitions. When Anders Opedal took over as CEO in 2020, the mandate stated that Equinor should be developed "as a broad energy company". To the contrary – and in direct opposition to this – Opedal has lowered the target for developing renewable energy by 2030 from 12–16 GW to 10–12 GW, and has removed the ambition that at least half of the investments shall target renewable and low-carbon solutions. In order to make this work, Equinor has cut multiple climate targets for 2030 and 2040 (2024 Annual Report).



As of today, Equinor produces very little renewable energy in relation to fossil energy. In 2024, renewable energy accounted for merely 0.6 per cent of Equinor's overall energy production. For each krone Equinor invested in renewables and low carbon solutions in 2024, five kroner are invested in O&G. The fossil ratio is expected to increase further.

In 2030, the renewables ratio in Equinor's overall energy generation is unlikely to exceed 2.5-4.3 per cent of the total. This is Equinor's status 24 years before the world is supposed to reach net zero by 2050...

The direction for the next few years shows increasing activity in electrification, which will gradually reduce the demand for fossil energy.

The time has come to cut back on what the world will need less of – fossil energy – and increase investments in what the world *needs more of* – renewable energy!

Gro Nylander, *MD, Dr. PhD*
Appointed Commander of The Royal Sct. Olav's Order due to her worldwide efforts for public health

Even Bakke, PhD in Chemical Engineering

The board of directors' response
Equinor's strategy and capital allocation are described in its Capital Market communications, Annual Report and Energy Transition Plan. The Annual Report, reported in line with the EU Corporate Sustainability Reporting Directive standards, explains how we manage climate related risk, how we stress test our portfolio annually against IEA World Energy Outlook scenarios, and how we apply strict financial and carbon criteria to investments across oil and gas, power and low carbon solutions.

Equinor's international portfolio has been significantly high-graded and focused in recent years. Since 2018 we have exited more than 20 countries and deepened our presence in a smaller number of core geographies where we believe we can create more value. This has improved portfolio quality and resilience, with stronger cash flow and lower emissions intensity. In 2025 we continued our disciplined high-grading efforts while maturing the optionality and building a next generation portfolio focused on growing cash flow, longevity and reducing emissions from production. In 2025, our international business contributed to 40% of Equinor proved reserves (estimated at 31.12.2025), 34% of equity production and generating USD 2.7 bn in adjusted operating income. Our projects have a low breakeven price, and our international oil and gas portfolio is therefore well positioned to withstand periods of lower energy prices.

Equinor manages transition risk through capital discipline, capex and portfolio flexibility and a focus on resilience rather than volume growth, and we screen investments against upstream carbon intensity benchmarks and an internal CO_2 cost. We differentiate between markets, regions and time horizons. Divestment decisions are made case by case, taking into account value, regulatory and contractual obligations, partner considerations and long-term competitiveness.

Equinor is also building positions in renewables and low carbon solutions. We pursue these opportunities with the same value-focused approach as in our traditional business, phasing investments to market conditions and enabling frameworks. This diversification strengthens long-term resilience and supports our ambition to achieve net zero across scopes 1, 2 and 3, while we continue to reduce operated scope 1 and 2 emissions with a 50% net reduction ambition by 2030.

An immediate exit from all international oil and gas activities would undermine value and could impair our role as a reliable energy supplier. Strategy and portfolio composition are matters for the board, reviewed regularly in light of market conditions, risk and value.

The board appreciates the interest in Equinor's activities and highlights the importance of complying with the principles of good corporate governance, hereunder that the company's strategy is to be determined by the board of directors.

Based on our existing strategy, actions and comprehensive disclosures, the board recommends that shareholders vote against the proposal.



Proposal from shareholder that Equinor shall bolster and execute its Energy Plan for a green transition and familiarise itself with the health impacts of climate change

Shareholder Gro Nylander, member of the Norwegian Doctors for planetary health, has proposed the following resolution:

"1. Equinor's general meeting asks the company to bolster and execute its Energy Plan for a Green Transition and bring it in line with the advice from, e.g., the Norwegian Government's Climate Plan, the Paris Agreement, UN, IEA, WHO, for 2021–2030, the World Medical Association and various climate summits.
2. Equinor's general meeting asks the company to familiarise itself with the health impacts of climate change in order to conduct its O&G activities with the least possible harm to the climate, while O&G is phased out."

The shareholder's supporting statement
Global: The countries that have contributed the least to climate change are now being hit the hardest; e.g., by land areas flooding or droughts leading to food shortages.

Europe: About 50,000 people have perished due to temperature increases alone, particularly in large cities.

Norway: Climate change is now posing a risk to life and health here as well.

Just a few examples
Heat stress: Increased temperatures are particularly problematic for seniors and people with chronic illnesses.
Extreme weather: More frequent floods and landslides are causing damage.
Allergies: Longer pollen seasons and new plant species can aggravate symptoms for people with allergies.
Tick and insect-borne illnesses: Milder winters lead to the spread of ticks and other insects to new areas and increase the risk of illnesses.

Conclusion
Accelerating climate change affecting public health is already
a problem in Norway, and the situation is far worse in the rest of Europe. The southern hemisphere is affected the most. Equinor is a large, important company with the ability to curb this development. Equinor needs to strike a good balance between O&G and renewable energy. If not, future generations will judge the company harshly. At that point, the company's reputation and legacy will be that the management prioritised short-term financial gains over life on Earth. "There is no Planet B!"

Kind regards, Gro Nylander
MD, Dr. PhD
Member of the Norwegian Medical Association
Member of The World Medical Association for planetary health
Member of Concerned Scientists Norway
Appointed Commander of The Royal Sct. Olav's Order; due to her worldwide efforts for public health

The board of directors' response
The board recognises that climate change has serious impacts on people and societies, including impacts on public health, and that transparent reporting on climate-related risks and actions is important. Equinor reports on its transition ambitions, governance, climate-related risks and progress through its Annual Report and Energy Transition Plan, in line with the EU Corporate Sustainability Reporting Directive.



Equinor maintains its long-term ambition to achieve net zero across scopes 1, 2 and 3, and aims to reduce net operated scope 1 and 2 emissions by 50% by 2030, with 90% of this ambition delivered through absolute reductions. We assess portfolio resilience annually against International Energy Agency World Energy Outlook scenarios and integrate climate related considerations into strategy, investment decisions and capital allocation.

Equinor provides extensive, detailed disclosures on strategy, capital allocation, and portfolio resilience through our Capital Market communications, Annual Report and Energy Transition Plan. These include annual stress testing of our portfolio against International Energy Agency (IEA) World Energy Outlook scenarios and clear explanations of our strategic priorities across oil and gas, power, and lowcarbon solutions.

Our Energy Transition Plan explains how we support the Paris Agreement through three pillars: optimising a carbon efficient oil and gas portfolio, delivering high value growth in renewables, and developing low carbon solutions such as carbon capture and storage and hydrogen. This plan was submitted to shareholders for an advisory vote at the AGM in 2025 and is updated to reflect market conditions, policy developments and technology progress.

Health, safety and environment are embedded in our governance, risk management and project development processes. In Norway and other jurisdictions, project-specific environmental and social impact assessments are carried out under statutory processes, and Plans for Development and Operation are subject to governmental review and public disclosure requirements. These processes consider environmental and community impacts, and we apply our internal health, safety and environment standards across operations and supply chains. We also address the health and safety implications of climate change through our risk management processes sustainability reporting and ongoing dialogue with relevant stakeholders. In addition, we take actions to reduce health-relevant emissions, including electrification of assets where feasible, methane-emissions reductions, flaring avoidance and a continued focus on low-carbon-intensity production.

New oil and gas investments are screened against stringent return requirements, upstream carbon intensity benchmarks and robustness under lower price and demand assumptions. We prioritise short-cycle, low-cost and low emissions intensity projects, actively manage decline in mature assets, and differentiate between markets, regions and time horizons. Our gas portfolio (especially supplies to Europe) plays an important role in supporting energy security and system stability during the transition which also contributes to keeping people safe and healthy.

Beyond oil and gas, we continue to build positions in renewables, power and carbon management, applying the same capital discipline and value creation requirements as in our traditional business. This diversification strengthens long-term resilience and supports our net zero ambition without undue reliance on assumptions about future demand. Our disclosures provide shareholders with detailed information on transition ambitions, progress across scopes, and how scenarios inform our capital allocation and portfolio resilience.

The board appreciates the interest in Equinor's activities and highlights the importance of complying with the principles of good corporate governance, hereunder that the company's strategy is to be determined by the board of directors.

Based on Equinor's existing strategy, actions and comprehensive disclosures, the board recommends that shareholders vote against the proposal.



NOMINATION OF MEMBERS TO THE CORPORATE ASSEMBLY AND NOMINATION COMMITTEE IN EQUINOR ASA

FROM THE NOMINATION COMMITTEE TO THE ANNUAL GENERAL MEETING OF EQUINOR ASA

20 APRIL 2026

1. **PURPOSE AND BACKGROUND**
   As set forth in section 11 of the company's articles of association, one of the tasks assigned to the nomination committee is to nominate to the annual general meeting members to the corporate assembly and nomination committee.

   Equinor's nomination committee nominates two new candidates to the corporate assembly (one member and one deputy member), as well as one existing member as deputy chair and one deputy member as new member. Other members of the corporate assembly are nominated for re-election.

   The nomination committee nominates all members of the nomination committee for re-election.

   The election will be held at the company's annual general meeting 12 May 2026, where the chair of the nomination committee will present the nomination.

2. **ELECTION OF MEMBERS TO THE CORPORATE ASSEMBLY**
   Pursuant to section 7 of the company's articles of association, the company shall have a corporate assembly consisting of 18 members and deputy members, where 12 members and four deputy members for these are elected by the annual general meeting.

   The period of service for all shareholder elected members of the corporate assembly will expire this year. Nils Bastiansen (deputy chair) and Helge Aasen (member) will resign from the corporate assembly.

   The nomination committee has emphasised several criteria for the composition of the corporate assembly, including diversity in expertise and background, a balanced gender representation and the need for renewal combined with the need for continuity. Based on this, the nomination committee has unanimously nominated the following candidates:

   a) Per Axel Koch, existing deputy member, to be elected as member of the corporate assembly of Equinor ASA.
   b) Kari Ekelund Thørud, to be elected as new member of the corporate assembly in Equinor ASA. Reference is made to the description of the candidate in Appendix A below.
   c) Ingrid Due-Gundersen, to be elected as new deputy member of the corporate assembly of Equinor ASA (4th deputy member). Reference is made to the description of the candidate in Appendix A below.
   d) Finn Kinserdal, existing member, to be elected as deputy chair of the corporate assembly of Equinor ASA.
   e) Nils Morten Huseby, Kari Skeidsvoll Moe, Kjerstin Fyllingen, Kjerstin Rasmussen Braathen, Mari Rege, Trond Straume, Martin Wien Fjell, Liv B. Ulriksen and Berit L. Henriksen to be re-elected as members of the corporate assembly of Equinor ASA.
   f) Cathrine Kristiseter Marti, Bjørn Tore Markussen and Elisabeth Maråk Støle to be re-elected as deputy members of the corporate assembly of Equinor ASA (1st, 2nd and 3rd deputy members respectively).

   The term of office for the newly elected and re-elected members will run until the annual general meeting in 2028.

   For further information about the candidates nominated for re-election, reference is made to the calls for the annual general meetings of Equinor ASA on 11 May 2016, 15 May 2018, 14 May 2020, 11 May 2022, 14 May 2024 and 14 May 2025.



3. **ELECTION OF MEMBERS TO THE NOMINATION COMMITTEE**

   Pursuant to section 11 of the company's articles of association, the nomination committee must consist of four members, and the chair and one other member must be elected among the shareholder-elected members of the corporate assembly. The members of the nomination committee shall be independent of the board of directors and the company's management.

   The period of service for all members of the nomination committee will expire this year.

   The nomination committee has emphasised several criteria for the composition of the nomination committee, including diversity in expertise and background, a balanced gender representation, the need for shareholder representation and the need for renewal combined with the need for continuity. Based on this, the nomination committee has unanimously nominated the following:

   a) Nils Morten Huseby (chair), Berit L. Henriksen, Karl C. W. Mathisen and Jan Tore Føsund to be re-elected as members of the nomination committee.

   For further information about the candidates nominated for re-election, reference is made to the calls for the annual general meetings of Equinor ASA on 15 May 2018, 11 May 2022, 14 May 2024 and 14 May 2025.

4. **PROPOSED RESOLUTION**

   It is proposed that the general meeting adopt the following resolution regarding election of members to the corporate assembly:

   "The following persons are elected as members of Equinor ASA's corporate assembly effective as of 13 May 2026 and until the annual general meeting in 2028:

   1. *Nils Morten Huseby (nominated as chair for the corporate assembly's election) (re-election)*
   2. *Finn Kinserdal (nominated as deputy chair for the corporate assembly's election) (previous member)*
   3. *Kari Skeidsvoll Moe (re-election)*
   4. *Kjerstin Fyllingen (re-election)*
   5. *Kjerstin Rasmussen Braathen (re-election)*
   6. *Mari Rege (re-election)*
   7. *Trond Straume (re-election)*
   8. *Martin Wien Fjell (re-election)*
   9. *Liv B. Ulriksen (re-election)*
   10. *Berit L. Henriksen (re-election)*
   11. *Per Axel Koch (previous deputy member)*
   12. *Kari Ekelund Thørud (new election)*

   The following persons are elected as deputy members of Equinor ASA's corporate assembly effective as of 13 May 2026 and until the annual general meeting in 2028:

   1ˢᵗ deputy member: Cathrine Kristiseter Marti (re-election)
   2ⁿᵈ deputy member: Bjørn Tore Markussen (re-election)
   3ʳᵈ deputy member: Elisabeth Maråk Støle (re-election)
   4ᵗʰ deputy member: Ingrid Due-Gundersen (new election)"

   It is proposed that the general meeting adopt the following resolution regarding election of members to the nomination committee:

   "The following persons are elected as members of Equinor ASA's nomination committee effective as of 13 May 2026 and until the annual general meeting in 2028:

   1. *Nils Morten Huseby, chair (re-election)*
   2. *Berit L. Henriksen (re-election)*
   3. *Karl C. W. Mathisen (re-election)*
   4. *Jan Tore Føsund (re-election)"*

   Kind regards,

   Nils Morten Huseby
   Chair/on behalf of the nomination committee in Equinor ASA



APPENDIX A - DESCRIPTION OF NOMINATED CANDIDATES

Kari Ekelund Thørud (born 1975) – Executive vice president for Hydro since 2024. She has extensive expertise from the energy industry, among others as Group CEO of Nord Pool AS, deputy CEO of Hafslund ASA and senior vice president and Hafslund Markets. Thørud has also worked for the Norwegian Energy Regulatory Authority (NVE). Thørud holds a Master of Science ("Siviløkonom") from the Norwegian Business School BI.

Ingrid Due-Gundersen (born 1979) – Chair of the board of EQVA ASA since 2025. She was CEO og Havfram from 2022-2025 and prior to that CFO of Havfram from 2020. She has extensive expertise in the maritime sector. Due-Gundersen holds a Maitrise en Economie Internationale, Monnaie et Finance from Université de Toulouse 1, France, and Solvay Business School, Belgium.

The candidates are independent of the board of directors and the management of Equinor ASA.

REF NO: PIN CODE:

NOTICE OF ANNUAL GENERAL MEETING

The annual general meeting in Equinor ASA will be held
12 May 2026 at 15:00 CEST in Equinor Business Center,
Forusbeen 50, 4035 Stavanger, Norway

.

The shareholder is registered with the following amount of shares: on the date of this notice, however, may vote for the amount of shares registered as of 5 May 2026.

ADVANCE VOTING
The company accepts votes in advance for this meeting. Registration deadline for advance votes: **11 May 2026 at 12:00 CEST**.
Advance votes may only be executed electronically, through the company's website www.equinor.com/agm or via VPS Investor Services**.**

VOTING
Voting will only be possible electronically via Lumi AGM both for digital and physical attendance. Please log in at https://dnb.lumiconnect.com/100-115-425-052.
You must identify yourself using the pin-code and reference number that you will find in VPS Investor Services (Corporate Actions – General Meeting – ISIN) or sent by post (for shareholders who have not registered for electronic reception). Shareholders can also receive their pin-code and reference number by contacting DNB Bank Verdipapirservice by phone +47 23 26 80 20.

On the company's web page www.equinor.com/agm you will find a guide describing how you as a shareholder can vote electronically.

DIGITAL ATTENDANCE
No pre-registration is needed for digital attendance, but shareholders must be logged on before the meeting starts. We therefore encourage shareholders to log on in due time. It will be possible to log on to the annual general meeting one hour before start.

PHYSICAL ATTENDANCE
Notice of physical attendance should be registered electronically through the company's website www.equinor.com/agm or via VPS Investor Services.
To register attendance through the company's website, the above-mentioned pin-code and reference number must be stated.

Shareholders who have chosen electronic reception will not receive pin-code and reference numbers and can only give notice through VPS Investor Services. Alternatively, this form may be signed and sent by e-mail to genf@dnb.no, or by post to DNB Bank ASA, Registrars Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway. The notice of attendance should be received no later than **11 May 2026 at 12:00 CEST**.

If the shareholder is a company, please state the name of the individual who will be representing the company:

Place   Date   Shareholder's signature

PROXY WITHOUT VOTING INSTRUCTIONS FOR THE ANNUAL GENERAL MEETING OF EQUINOR ASA

REF NO: PIN CODE:

Proxy should be submitted electronically through the company's website www.equinor.com/agm or via VPS Investor Services.

To grant proxy through the company's website, the above-mentioned reference number and pin-code must be stated.
Shareholders who have chosen electronic reception will not receive pin-code and reference numbers and can only give proxy via VPS Investor Services. Proxy may also be sent by e-mail to genf@dnb.no (scanned form) or by post to DNB Bank ASA, Registrars' Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway.

If you send the proxy without naming the proxy holder, the proxy will be given to the chair of the board of directors or an individual authorised by him.

This proxy should be received no later than **11 May 2026 at 12:00 CEST.**

The undersigned
hereby grants (tick one of the two)

☐   the chair of the board of directors (or a person authorised by him), or

☐   _____
     (Name of proxy holder in capital letters)

proxy to attend and vote for my/our shares at the annual general meeting of Equinor ASA on 12 May 2026.

Place   Date   Shareholder's signature (only for granting proxy)

PROXY WITH VOTING INSTRUCTIONS FOR THE ANNUAL GENERAL MEETING OF EQUINOR ASA

You may use this proxy form to give voting instructions. Alternatively, you may vote electronically in advance through the company's website www.equinor.com/agm, see separate section.

Proxies with voting instructions can only be registered by DNB and must be sent to genf@dnb.no (scanned form) or by post to DNB Bank ASA, Registrars' Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway.
The form should be received no later than **11 May 2026 at 12:00 CEST**. The proxy form must be dated and signed.

If you leave the "Name of the proxy holder" blank, the proxy will be given to the chair of the board of directors, or an individual authorised by him.

The undersigned: **REF NO:**

hereby grants (tick one of the two)

☐   Chair of the board of directors (or a person authorised by him), or

☐   _____
       Name of proxy holder (in capital letters)

proxy to attend and vote for my/our shares at the annual general meeting of Equinor ASA on 12 May 2026.

The votes shall be exercised in accordance with the instructions below. If the sections for voting are left blank, this will be counted as an instruction to vote in accordance with the board's and nomination committee's recommendations. However, if any motions are made from the attendees in addition to, or in replacement of, the proposals in the notice, the proxy holder may vote at his or her discretion. If there is any doubt as to how the instructions should be understood, the proxy holder may abstain from voting.

EQUINOR ASA | ANNUAL GENERAL MEETING 2026	For	Against	Abstention
3. Election of chair for the meeting			
4. Approval of the notice and the agenda			
5. Election of two persons to co-sign the minutes together with the chair of the meeting			
6. Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2025, including the board of directors' proposal for distribution of fourth quarter 2025 dividend			
7. Authorisation to the board of directors to distribute dividend based on approved annual accounts for 2025			
8. Proposal from shareholders that Equinor shall disclose a strategy for creating shareholder value under scenarios of declining demand for oil and gas			
9. Proposal from shareholder that Equinor shall report to shareholders on the financial and geopolitical risks associated with the company's activities in the Barents Sea			
10. Proposal from shareholder that Equinor shall set goals and implement measures that support a safe future			
11. Proposal from shareholder that Equinor shall split into one company for oil and gas and one for renewable energy			
12. Proposal from shareholder that Equinor shall invest in upgrades of Ukraine's energy system			
13. Proposal from shareholders that Equinor shall divest its international fossil business			
14. Proposal from shareholder that Equinor shall bolster and execute its Energy Plan for a green transition and familiarise itself with the health impacts of climate change			
15. The board of directors' report on Corporate Governance			
16. The board of directors' report for salary and other remuneration for leading personnel			
17. Approval of remuneration for the company's external auditor for 2025			
18. Election of members to the corporate assembly			
Nils Morten Huseby (nominated as chair for the corporate assembly's election) (re-election)			
Finn Kinserdal (nominated as deputy chair for the corporate assembly's election) (previous member)			
Kari Skeidsvoll Moe (re-election)			
Kjerstin Fyllingen (re-election)			
Kjerstin Rasmussen Braathen (re-election)			
Mari Rege (re-election)			
Trond Straume (re-election)			
Martin Wien Fjell (re-election)			
Liv B. Ulriksen (re-election)			
Berit L. Henriksen (re-election)			
Per Axel Koch (previous deputy member)			
Kari Ekelund Thørud (new election)			
1. deputy member: Cathrine Kristiseter Marti (re-election)			
2. deputy member: Bjørn Tore Markussen (re-election)			
3. deputy member: Elisabeth Maråk Støle (re-election)			
4. deputy member: Ingrid Due-Gundersen (new election)			
19. Determination of remuneration for the corporate assembly members			
20. Election of members to the nomination committee			
Nils Morten Huseby, chair (re-election)			
Berit L. Henriksen (re-election)			
Karl C. W. Mathisen (re-election)			
Jan Tore Føsund (re-election)			
21. Determination of remuneration for the nomination committee members			
22. Authorisation to acquire Equinor shares in the market to continue operation of the company's share-based incentive plans			
23. Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State			
24. Authorisation to the board of directors to acquire Equinor ASA shares in the market for subsequent cancellation			
25. Marketing instruction			

Place   Date   Shareholder's signature (to be signed only for granting proxy with voting instructions)



Statsautoriserte revisorer
Ernst & Young AS

Vassbotnen 11a Forus, 4313 Sandnes
Postboks 8015, 4068 Stavanger

Foretaksregisteret: NO 976 389 387 MVA
Tlf: +47 24 00 24 00

www.ey.no
Medlemmer av Den norske Revisorforening

To the Shareholders' Meeting of Equinor ASA

STATEMENT ON COVERAGE FOR RESTRICTED EQUITY IN CONNECTION WITH A CAPITAL REDUCTION - EQUINOR ASA

We have verified that there is coverage for the remaining share capital and other undistributable equity in connection with the capital reduction in Equinor ASA.

The Board of Directors' responsibility

The Board of Directors is responsible for ensuring that the capital reduction does not exceed an amount that will leave full coverage for the Company's restricted equity pursuant to the Norwegian Public Limited Liability Companies Act section 12-2.

Auditor's responsibility

Our responsibility is to make a statement on whether there is full coverage for the Company's restricted equity pursuant to the Norwegian Public Limited Liability Companies Act section 12-2.

We conducted our examination and issue our statement in accordance with the Norwegian standard SA 3802-1 "The auditor's statements and reports pursuant to Norwegian company legislation". The standard requires that we plan and perform our work to obtain reasonable assurance for the fact that there is coverage for the remaining share capital and other restricted equity, having considered events subsequent to the balance sheet date and any loss likely to be incurred. The examination includes testing the calculations for which the Board of Directors is responsible and an assessment of whether events subsequent to the balance sheet date that can result in an inadequate coverage, have been sufficiently considered.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Opinion

In our opinion, there is coverage for the remaining share capital and other restricted equity subsequent to the capital reduction of NOK 415,146,180.00 from NOK 6,392,018,780.00 to NOK 5,976,872,600.00, and distributions in excess of the nominal value of NOK 28,126,969,317.79 deducted with USD 43,643,048.22, in accordance with the Norwegian Public Limited Liability Companies Act.

Stavanger, 13 April 2026
Ernst & Young AS

Gunn Helen Askvik
State Authorised Public Accountant

This is a translation of the original official Norwegian document and is provided for information purposes only.